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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Empire Energy Corporation International

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

291648 10 3

(CUSIP Number)

David N. Aarestad

Ballard Spahr Andrews & Ingersoll, LLP

1225 17th Street, Suite 2300

Denver, Colorado 80202

(303) 292-2400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291648 10 3

1.	Name of Reporting Person: I.R.S. Identification No. of above person (entities only). Malcolm R. Bendall
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 7,789,434 8. Shared Voting Power: 9. Sole Dispositive Power: 7,789,434 10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,789,434
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 10.94%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 291648 10 3

1.	Names of Reporting Person: I.R.S. Identification No. of above person (entities only). None Condor Oil Investments Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 3,713,640 8. Shared Voting Power: 9. Sole Dispositive Power: 3,713,640 10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,713,640
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 5.22%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 291648 10 3

1.	Name of Reporting Person: I.R.S. Identification No. of above person (entities only). None LOGOK Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 900,224 8. Shared Voting Power: 9. Sole Dispositive Power: 900,224 10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 900,224
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 1.26%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 291648 10 3

1.	Name of Reporting Person: I.R.S. Identification No. of above person (entities only). None The Bendall Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 3,125,570 8. Shared Voting Power: 9. Sole Dispositive Power: 3,125,570 10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,125,570
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 4.39%
14.	Type of Reporting Person (See Instructions): OO

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, $0.001 par value per share (the “Common Stock”), of Empire Energy Corporation International, a Nevada corporation, (the “Issuer”) whose principal executive offices are located at 11011 King Street, Suite 260, Overland Park, Kansas 66210.

Item 2.	Identity and Background.

a)	This statement on Schedule 13D is being filed by Malcolm R. Bendall (“Mr. Bendall”); Condor Oil Investments Pty Ltd (“Condor”); LOGOK Pty Ltd (“LOGOK”); and the David J. Bendall Family Trust (the “Bendall Family Trust” and collectively with LOGOK, Condor and Mr. Bendall, the “Reporting Persons”);

b)	Mr. Bendall’s business address is 37 Nicholas Drive, Sandy Bay, Hobart, Tasmania, Australia, C3;

Condor’s business address is 84 Wells Parade, Blackmans Bay, Tasmania, Australia, 7052;

LOGOK’s business address is 84 Wells Parade, Blackmans Bay, Tasmania, Australia, 7052;

The Bendall Family Trust’s business address is 84 Wells Parade, Blackmans Bay, Tasmania, Australia, 7052.

c)	Mr. Bendall is Chairman of the Board of Empire Energy Corporation International, 11011 King Street, Suite 260, Overland Park, KS 66210;

d)	To the best knowledge of Mr. Bendall, during the last five years, Mr. Bendall has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors);

e)	To the best knowledge of Mr. Bendall, during the last five years, Mr. Bendall has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

f)	Mr. Bendall is a citizen of the country of Australia;

Condor ACN 104 967 053 is a proprietary company, limited by shares, incorporated in Australia under the Corporation Act of 2001;

LOGOK ACN 009 524 029 is a proprietary company, limited by shares, incorporated in Australia under the Corporation Act of 2001;

The Bendall Family Trust is a discretionary trust established by a deed governed by the laws of Australia, the trustee of which is an Australian resident.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons tendered their entire holdings of ordinary shares of stock in Great South Land Minerals Limited (“GSLM”), a company incorporated in the State of Tasmania, Australia, in response to the exchange offer by the Issuer for all of the issued and outstanding shares of GSLM as previously reported in filings made by the Issuer on Forms 8-K and CB.

Item 4.	Purpose of Transaction.

Mr. Bendall is the chairman and the chief executive officer of the Issuer. Mr. Bendall acquired the Common Stock in the exchange offer by the Issuer for GSLM ordinary shares. Mr. Bendall had negotiated the terms of the exchange offer with the Issuer’s previous chairman and CEO in 2002. Mr. Bendall is considering plans relating to opportunities for material acquisitions by the Issuer, including possible acquisitions of entities that could be considered related parties, but has nothing to report. As an ongoing policy, Mr. Bendall intends to review opportunities for strategic acquisitions by the Issuer and to bring to the attention of the board his views on such matters. Any acquisitions of entities deemed related parties would be made in full compliance with the Issuer’s articles of incorporation.

The Issuer is considering, with Mr. Bendall’s participation, presenting to shareholders, for their consideration, an amendment to the articles of incorporation increasing the authorized share capital of the Issuer.

Mr. Bendall has no present intention to change the board or management of the Issuer. Mr. Bendall is discussing with the board and with certain advisers the possibility of instituting certain shareholder rights plans or other mechanisms to discourage a change of control. Any such proposals would be presented to shareholders for their consideration.

Mr. Bendall has no present plans to acquire more of or dispose of his holdings in the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Bendall is the direct beneficial owner of an aggregate total of 0 shares of Common Stock but on April 12, 2005, Mr. Bendall was granted options to purchase 50,000 shares of the Issuer’s Common Stock at a purchase price of AUD $0.01 per share in exchange for an equal number of options to purchase GSLM ordinary shares and can therefore be deemed to be the direct beneficial owner of 50,000 shares.

(b) Mr. Bendall presently has sole voting and dispositive power over 0 shares of Common Stock, but has the right to acquire 50,000 shares over which he would have sole voting and dispositive power. Moreover, he could be deemed to have the indirect beneficial ownership of 7,739,434 shares held by Condor Oil Investment Pty Ltd., the Bendall Family Trust and LOGOK Pty Ltd. Mr. Bendall is the managing director of each of the companies and his father is the trustee for the Bendall Family Trust.

(c) As described in this statement on Schedule 13D, the following transactions in the Issuer’s securities have occurred within the last sixty days by the Reporting Persons, which purchases were the result of the exchange offer by the Issuer for the outstanding shares of GSLM.

Date	Shares of Class A Common Stock	Approximate Price Per Share ($)
April 13, 2005	7,789,934	(Exchange for GSLM Shares)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Many of the former shareholders in GSLM have indicated to Mr. Bendall that they made their investments in that company based on their personal relationships with Mr. Bendall. Although no formal contracts exist and no specific understandings have been set out, many of those shareholders have voted their shares in the manner Mr. Bendall requested. Although 62,426,782 shares of GSLM (representing 87.67% of the issued and outstanding Class A Common Stock of the Issuer and 87.54% of the voting stock) were tendered in the exchange offer, and although some or all of these may have been influenced by Mr. Bendall, there is no guarantee that the former GSLM shareholders will continue to vote their shares as he asks and he does not view these shares as being under his control.

Mr. Bendall has unvested options to acquire for AUD 1.00 an additional 6,000,000 shares of Class A Common Stock of the Issuer. The underlying condition for these options must be met by September 30, 2005. The options are contingent on GSLM receiving no less than AUD 15 million in funding. The options, if they vest, will be for a duration of three years.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are furnished as part of this statement on Schedule 13D:

Exhibit 1	Joint Filing Agreement among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2005

MALCOLM R. BENDALL

/s/ Malcolm R. Bendall
Malcolm R. Bendall, Individually

CONDOR OIL INVESTMENTS PTY LTD

By:	/s/ D J Bendall
	Name:	David James Bendall
	Title:	Director

LOGOK PTY LTD

By:	/s/ D J Bendall
	Name:	David James Bendall
	Title:	Director and Secretary

THE DAVID JAMES BENDALL FAMILY TRUST

By:	/s/ D J Bendall
	Name:	David James Bendall
	Title:	Trustee